Exhibit 99.1

XPENG Announces Vehicle Delivery Results for June and First Half 2024

•	10,668 vehicles delivered in June 2024, a 24% increase year-over-year

GUANGZHOU, China, July 01, 2024 (GLOBE NEWSWIRE) — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for June and first half of 2024.

In June, XPENG delivered 10,668 Smart EVs, representing a 24% increase year-over-year and up 5% over the prior month. This month the XPENG X9’s deliveries reached 1,687 units, with its cumulative total up to 13,143 units just half a year after its launch, maintaining its impressive streak as the top seller in both the all-electric MPV and three-row model segments in China. Overall, XPENG delivered 52,028 Smart EVs in the first half year of 2024, a 26% increase from last year.

In addition, the monthly active user penetration rate of XNGP in urban driving scenarios reached 84%. In July, XNGP will achieve the milestone of nationwide availability on all public roads through a significant OTA update, with more end-to-end large model applications being implemented.

A major upgrade to AI Tianji OS, XPENG’s AI-powered in-car operating system, is also slated for the third quarter of this year, along with its official overseas launch.

In July, the Company will unveil more details about the all-electric hatchback coupe, Mona M03. Boasting AI-powered aesthetic precision and appeal, Mona M03’s dynamic grace echoes the golden ratio of classic sports coupes. Notably, Mona M03 offers the lowest drag coefficient at a mere 0.194 among all mass-produced models in its class worldwide.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.